Exhibit 99.1

Qifu Technology Announces First Quarter 2024 Unaudited Financial Results

Shanghai, China, May 19, 2024, Qifu Technology, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qifu Technology” or the “Company”), a leading Credit-Tech platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Business Highlights

•	As of March 31, 2024, our platform has connected 159 financial institutional partners and 241.4 million consumers*1 with potential credit needs, cumulatively, an increase of 12.5% from 214.5 million a year ago.
•	Cumulative users with approved credit lines*2 were 52.3 million as of March 31, 2024, an increase of 13.8% from 46.0 million as of March 31, 2023.
•	Cumulative borrowers with successful drawdown, including repeat borrowers were 31.2 million as of March 31, 2024, an increase of 12.6% from 27.7 million as of March 31, 2023.
•	In the first quarter of 2024, financial institutional partners originated 17,524,872 loans*3 through our platform. Total facilitation and origination loan volume reached RMB99,237 million*4, a decrease of 9.3% from RMB109,456 million in the same period of 2023.
•	Out of those loans originated by financial institutions, RMB60,506 million was under capital-light model, Intelligence Credit Engine (“ICE”) and other technology solutions*5, representing 61.0% of the total, a decrease of 1.4% from RMB61,342 million in the same period of 2023.
•	Total outstanding loan balance*6 was RMB169,920 million as of March 31, 2024, a decrease of 0.8% from RMB171,302 million as of March 31, 2023.
•	RMB107,597 million of such loan balance was under capital-light model, “ICE” and other technology solutions*7, an increase of 2.9% from RMB104,523 million as of March 31, 2023.
•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the first quarter of 2024 was approximately 10.10 months, compared with 11.21 months in the same period of 2023.
•	90 day+ delinquency rate*8 of loans originated by financial institutions across our platform was 3.35% as of March 31, 2024.
•	Repeat borrower contribution*9 of loans originated by financial institutions across our platform for the first quarter of 2024 was 91.5%.

1 Refers to cumulative registered users across our platform.

2 “Cumulative users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

3 Including 3,449,001 loans across “V-pocket”, and 14,075,871 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period, including loan volume facilitated through Intelligence Credit Engine (“ICE”) and other technology solutions.

5 “ICE” is an open platform on our “360 Jietiao” APP, we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company does not bear principal risk. Loan facilitation volume through “ICE” was RMB20,994 million in the first quarter of 2024.

Under other technology solutions, we started to offer financial institutions on-premise deployed, modular risk management SaaS since 2021, which helps financial institution partners improve credit assessment results. Since 2023, we started to offer end-to-end technology solutions (“Total Solutions”) to financial institutions based on on-premise deployment, SaaS or hybrid model. Loan facilitation volume through other technology solutions was RMB22,966 million in the first quarter of 2024, of which RMB513 million was through Total Solutions.

6 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, including loan balance for “ICE” and other technology solutions, excluding loans delinquent for more than 180 days.

7 As of March 31, 2024, outstanding loan balance was RMB28,642 million for “ICE” and RMB37,565 million for other technology solutions of which RMB610 million was for Total Solutions.

8 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and other technology solutions are not included in the delinquency rate calculation.

9 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

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First Quarter 2024 Financial Highlights

•	Total net revenue was RMB4,153.2 million (US$575.2 million), compared to RMB3,599.2 million in the same period of 2023.
•	Income from operations was RMB1,364.1 million (US$188.9 million), compared to RMB1,007.0 million in the same period of 2023.
•	Non-GAAP*10 income from operations was RMB1,408.7 million (US$195.1 million), compared to RMB1,053.5 million in the same period of 2023.
•	Operating margin was 32.8%. Non-GAAP operating margin was 33.9%.
•	Net income was RMB1,160.1 million (US$160.7 million), compared to RMB929.8 million in the same period of 2023.
•	Non-GAAP net income was RMB1,204.8 million (US$166.9 million), compared to RMB976.3 million in the same period of 2023.
•	Net income attributed to the Company was RMB1,164.3 million (US$161.3 million), compared to RMB934.1 million in the same period of 2023.
•	Net income margin was 27.9%. Non-GAAP net income margin was 29.0%.
•	Net income per fully diluted American depositary share (“ADS”) was RMB7.30 (US$1.02), compared to RMB5.64 in the same period of 2023.
•	Non-GAAP net income per fully diluted ADS was RMB7.58 (US$1.05), compared to RMB5.92 in the same period of 2023.

10 Non-GAAP income from operations, Non-GAAP net income, Non-GAAP operating margin, Non-GAAP net income margin and Non-GAAP net income per fully diluted ADS are Non-GAAP financial measures. For more information on these Non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of Qifu Technology, commented, “As macro-economic headwind persisted in the first quarter, we continued to take a prudent approach to manage our business and focus our effort on improving the quality and profitability of our operations. With consistent execution, we delivered another quarter of solid results.

During the quarter, we achieved better overall return on our loan portfolio through improved cost efficiency and optimized asset allocation. On balance sheet lending and ICE both demonstrated strong growth momentum. The overall increased contribution from non-credit risk bearing services helped us mitigate some risks in a challenging environment. In the first quarter, we reduced user acquisition costs through further diversifying our user acquisition channels and deploying a prudent user acquisition approach. Meanwhile, we continued to solidify our relationship with financial institution partners. With the help of strong ABS issuance, we significantly lowered overall funding costs to another historic low.

Looking ahead, we intend to continue to take a disciplined risk management approach in a still uncertain macro environment, and further optimize our business mix to drive better profitability and efficiency. We believe such effort will not only help us better navigate through the current environment but also position us well to capture long-term opportunities through new platform models, enhanced products and collaborative partnerships.”

“We are pleased to report another quarter of strong financial results in an uncertain macro environment. Total net revenue was RMB4.15 billion and Non-GAAP net income was RMB1.20 billion for the first quarter,” Mr. Alex Xu, Chief Financial Officer, commented. “During the quarter, we generated approximately RMB1.96 billion cash from operations, and total cash and cash equivalent*11 was RMB8.32 billion at the quarter ending. Our strong financial positions enable us to continue to generate healthy returns to our shareholders through dividend and share repurchase. We started to execute our 2024 share repurchase plan on April 1, 2024, at a pace faster than the time schedule thus far.”

Mr. Yan Zheng, Chief Risk Officer, added, “The first quarter was still a challenging period for risk management as economic uncertainties continued to impact some borrowers’ personal finance conditions. However, as we took further actions to mitigate the risks by reducing exposures to higher risk and longer duration loans, driving more non-credit risk bearing services and optimizing our collection operations, we started to see noticeable improvements in the risk metrics of new loans facilitated in the first quarter and modest improvements in key leading indicators of overall loan portfolio. Day-1 delinquency rate*12 was 4.9% in the first quarter, and 30-day collection rate*13 was 85.1%. Our prudent actions are anticipated to lead to positive impacts on risk metrics and we expect to see further gradual improvement throughout this year.”

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11 Including “Cash and cash equivalents”, “Restricted cash”, and “Security deposit prepaid to third-party guarantee companies”.

12 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such specified date.

13 “30-day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that became overdue as of such specified date.

First Quarter 2024 Financial Results

Total net revenue was RMB4,153.2 million (US$575.2 million), compared to RMB3,599.2 million in the same period of 2023, and RMB4,495.5 million in the prior quarter.

Net revenue from Credit Driven Services was RMB3,016.3 million (US$417.8 million), compared to RMB2,630.6 million in the same period of 2023, and RMB3,248.3 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB243.8 million (US$33.8 million), compared to RMB311.2 million in the same period of 2023 and RMB481.2 million in the prior quarter. The year-over-year and sequential decreases were primarily due to the decreases in capital-heavy loan facilitation volume.

Financing income*14 was RMB1,535.0 million (US$212.6 million), compared to RMB1,065.9 million in the same period of 2023 and RMB1,485.4 million in the prior quarter. The year-over-year and sequential increases were primarily due to the growth in average outstanding balance of the on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB1,166.0 million (US$161.5 million), compared to RMB1,209.8 million in the same period of 2023, and RMB1,211.8 million in the prior quarter. The year-over-year and sequential decreases were mainly due to the decreases in average outstanding balance of off-balance-sheet capital-heavy loans during the period.

Other services fees were RMB71.5 million (US$9.9 million), compared to RMB43.8 million in the same period of 2023, and RMB69.8 million in the prior quarter. The year-over-year and sequential increases were mainly due to the increases in late payment fees under the capital-heavy model.

Net revenue from Platform Services was RMB1,136.9 million (US$157.5 million), compared to RMB968.6 million in the same period of 2023 and RMB1,247.2 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB502.7 million (US$69.6 million), compared to RMB765.3 million in the same period of 2023 and RMB697.0 million in the prior quarter. The year-over-year and sequential decreases were primarily due to the decreases in capital-light loan facilitation volume.

Referral services fees were RMB548.8 million (US$76.0 million), compared to RMB108.5 million in the same period of 2023 and RMB446.5 million in the prior quarter. The year-over-year and sequential increases were mainly due to the increases in loan facilitation volume through ICE.

Other services fees were RMB85.4 million (US$11.8 million), compared to RMB94.8 million in the same period of 2023 and RMB103.8 million in the prior quarter.

Total operating costs and expenses were RMB2,789.1 million (US$386.3 million), compared to RMB2,592.1 million in the same period of 2023 and RMB3,215.9 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB736.0 million (US$101.9 million), compared to RMB640.3 million in the same period of 2023 and RMB731.8 million in the prior quarter. The year-over-year increase was primarily due to higher collection fees.

Funding costs were RMB156.0 million (US$21.6 million), compared to RMB159.0 million in the same period of 2023 and RMB161.0 million in the prior quarter. The year-over-year and sequential decreases were mainly due to the lower average cost of ABSs, partially offset by the increased ABS issuance volume.

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Sales and marketing expenses were RMB415.6 million (US$57.6 million), compared to RMB422.2 million in the same period of 2023 and RMB551.6 million in the prior quarter. The sequential decrease was primarily due to a more prudent customer acquisition approach and lower unit customer acquisition cost.

General and administrative expenses were RMB106.4 million (US$14.7 million), compared to RMB104.9 million in the same period of 2023 and RMB108.0 million in the prior quarter.

Provision for loans receivable was RMB847.9 million (US$117.4 million), compared to RMB518.9 million in the same period of 2023 and RMB639.9 million in the prior quarter. The year-over-year and sequential increases were mainly due to the growth in loan origination volume of on-balance-sheet loans and reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for financial assets receivable was RMB99.0 million (US$13.7 million), compared to RMB68.8 million in the same period of 2023 and RMB148.2 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile. In addition, the sequential decline was partially due to a decrease in capital-heavy loan facilitation volume.

Provision for accounts receivable and contract assets was RMB111.5 million (US$15.4 million), compared to RMB-2.2 million in the same period of 2023 and RMB91.1 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for contingent liability was RMB316.7 million (US$43.9 million), compared to RMB680.3 million in the same period of 2023 and RMB784.3 million in the prior quarter. The year-over-year and sequential decreases were primarily due to the decreases in capital-heavy loan facilitation volume and reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Income from operations was RMB1,364.1 million (US$188.9 million), compared to RMB1,007.0 million in the same period of 2023 and RMB1,279.6 million in the prior quarter.

Non-GAAP income from operations was RMB1,408.7 million (US$195.1 million), compared to RMB1,053.5 million in the same period of 2023 and RMB1,322.1 million in the prior quarter.

Operating margin was 32.8%. Non-GAAP operating margin was 33.9%.

Income before income tax expense was RMB1,526.2 million (US$211.4 million), compared to RMB1,102.1 million in the same period of 2023 and RMB1,330.9 million in the prior quarter.

Net income was RMB1,160.1 million (US$160.7 million), compared to RMB929.8 million in the same period of 2023 and RMB1,107.7 million in the prior quarter.

Non-GAAP net income was RMB1,204.8 million (US$166.9 million), compared to RMB976.3 million in the same period of 2023 and RMB1,150.3 million in the prior quarter.

Net income margin was 27.9%. Non-GAAP net income margin was 29.0%.

Net income attributed to the Company was RMB1,164.3 million (US$161.3 million), compared to RMB934.1 million in the same period of 2023 and RMB1,111.7 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,208.9 million (US$167.4 million), compared to RMB980.6 million in the same period of 2023 and RMB1,154.3 million in the prior quarter.

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Net income per fully diluted ADS was RMB7.30 (US$1.02), compared to RMB5.64 in the same period of 2023 and RMB6.88 in the prior quarter.

Non-GAAP net income per fully diluted ADS was RMB7.58 (US$1.05), compared to RMB5.92 in the same period of 2023 and RMB7.14 in the prior quarter.

Weighted average basic ADS used in calculating GAAP and Non-GAAP net income per ADS was 156.01 million.

Weighted average diluted ADS used in calculating GAAP and Non-GAAP net income per ADS was 159.46 million.

14 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

30 Day+ Delinquency Rate by Vintage and 180 Day+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative 30 day+ delinquency rates by loan facilitation and origination vintage and 180 day+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans under “ICE” and other technology solutions are not included in the 30 day+ charts and the 180 day+ charts:

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Update on Share Repurchase

On June 20, 2023, the Company announced a share repurchase plan (the “2023 Share Repurchase Plan”) whereby the Company is authorized to repurchase its ADSs or Class A ordinary shares with an aggregate value of up to US$150 million during the 12-month period from June 20, 2023. As of March 28, 2024, the Company had utilized substantially all of the total authorized value of the 2023 Share Repurchase Plan.

On March 12, 2024, the board of directors approved a new share repurchase plan (the “2024 Share Repurchase Plan”) whereby the Company is authorized to repurchase its ADSs or Class A ordinary shares with an aggregate value of up to US$350 million during the 12-month period from April 1, 2024.

As of May 17, 2024, the Company had in aggregate purchased approximately 3.4 million ADSs in the open market for a total amount of approximately US$65 million (inclusive of commissions) at an average price of US$19.3 per ADS pursuant to the 2024 Share Repurchase Plan.

Business Outlook

As macro-economic uncertainties continue to create headwinds to its operations, the Company intends to maintain a prudent approach in its business planning. The management will continue to purposely trim exposure to under-performing assets and focus on enhancing the profitability and efficiency of the Company’s operations. As such, for the second quarter of 2024, the Company expects to generate a net income between RMB1.17 billion and RMB1.23 billion, representing a year-on-year growth between 7.0% and 12.5% and a non-GAAP net income*15 between RMB1.22 billion and RMB1.28 billion, representing a year-on-year growth between 6.4% and 11.6%. This outlook reflects the Company’s current and preliminary views, which is subject to material changes.

15 Non-GAAP net income represents net income excluding share-based compensation expenses.

Conference Call Preregistration

Qifu Technology’s management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Monday, May 20, 2024 (7:30 PM Beijing Time on Monday, May 20, 2024).

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All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BI2bd17921325e423580dfcbdbe67c05d4

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at https://ir.qifu.tech.

About Qifu Technology

Qifu Technology is a leading Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: https://ir.qifu.tech.

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use Non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our Non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the Non-GAAP financial measures.

We use Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses. Non-GAAP operating margin is equal to Non-GAAP income from operation divided by total net revenue. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP net income margin is equal to Non-GAAP net income divided by total net revenue. Non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses. Non-GAAP net income per fully diluted ADS represents net income excluding share-based compensation expenses per fully diluted ADS. Such adjustments have no impact on income tax. We believe that Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that Non-GAAP income from operation and Non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our Non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of Non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2024.

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Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. Qifu Technology may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qifu Technology’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qifu Technology does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Qifu Technology

E-mail: ir@360shuke.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	March 31,	March 31,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	4,177,890	5,301,288	734,220
Restricted cash	3,381,107	2,855,305	395,455
Short term investments	15,000	15,000	2,077
Security deposit prepaid to third-party guarantee companies	207,071	166,622	23,077
Funds receivable from third party payment service providers	1,603,419	1,218,797	168,801
Accounts receivable and contract assets, net	2,909,245	2,777,867	384,730
Financial assets receivable, net	2,522,543	1,890,151	261,783
Amounts due from related parties	45,346	25,253	3,498
Loans receivable, net	24,604,487	27,060,541	3,747,842
Prepaid expenses and other assets	329,920	505,508	70,012
Total current assets	39,796,028	41,816,332	5,791,495
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	146,995	79,453	11,004
Financial assets receivable, net-noncurrent	596,330	391,099	54,167
Amounts due from related parties	4,240	1,677	232
Loans receivable, net-noncurrent	2,898,005	2,692,041	372,843
Property and equipment, net	231,221	256,724	35,556
Land use rights, net	977,461	972,280	134,659
Intangible assets	13,443	12,899	1,786
Goodwill	41,210	41,210	5,708
Deferred tax assets	1,067,738	1,106,355	153,228
Other non-current assets	45,901	56,448	7,818
Total non-current assets	6,022,544	5,610,186	777,001
TOTAL ASSETS	45,818,572	47,426,518	6,568,496

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	8,942,291	9,633,321	1,334,200
Accrued expenses and other current liabilities	2,016,039	2,537,055	351,378
Amounts due to related parties	80,376	41,974	5,813
Short term loans	798,586	683,804	94,706
Guarantee liabilities-stand ready	3,949,601	3,198,783	443,026
Guarantee liabilities-contingent	3,207,264	2,676,826	370,736
Income tax payable	742,210	848,222	117,477
Other tax payable	163,252	145,701	20,179
Total current liabilities	19,899,619	19,765,686	2,737,515
Non-current liabilities:
Deferred tax liabilities	224,823	193,892	26,854
Payable to investors of the consolidated trusts-noncurrent	3,581,800	5,154,600	713,904
Other long-term liabilities	102,473	171,128	23,701
Total non-current liabilities	3,909,096	5,519,620	764,459
TOTAL LIABILITIES	23,808,715	25,285,306	3,501,974
TOTAL QIFU TECHNOLOGY INC EQUITY	21,937,483	22,072,981	3,057,072
Noncontrolling interests	72,374	68,231	9,450
TOTAL EQUITY	22,009,857	22,141,212	3,066,522
TOTAL LIABILITIES AND EQUITY	45,818,572	47,426,518	6,568,496

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2023	2024	2024
	RMB	RMB	USD
Credit driven services	2,630,621	3,016,282	417,750
Loan facilitation and servicing fees-capital heavy	311,164	243,766	33,761
Financing income	1,065,882	1,534,986	212,593
Revenue from releasing of guarantee liabilities	1,209,820	1,166,018	161,492
Other services fees	43,755	71,512	9,904
Platform services	968,553	1,136,901	157,459
Loan facilitation and servicing fees-capital light	765,280	502,715	69,625
Referral services fees	108,476	548,824	76,011
Other services fees	94,797	85,362	11,823
Total net revenue	3,599,174	4,153,183	575,209
Facilitation, origination and servicing	640,341	736,026	101,938
Funding costs	159,023	155,963	21,601
Sales and marketing	422,177	415,617	57,562
General and administrative	104,889	106,415	14,738
Provision for loans receivable	518,864	847,921	117,436
Provision for financial assets receivable	68,752	99,003	13,712
Provision for accounts receivable and contract assets	(2,236)	111,473	15,439
Provision for contingent liabilities	680,334	316,664	43,857
Total operating costs and expenses	2,592,144	2,789,082	386,283
Income from operations	1,007,030	1,364,101	188,926
Interest income, net	64,770	50,058	6,933
Foreign exchange gain	6,149	82	11
Other income, net	24,164	111,968	15,507
Investment loss	-	-	-
Income before income tax expense	1,102,113	1,526,209	211,377
Income taxes expense	(172,291)	(366,065)	(50,699)
Net income	929,822	1,160,144	160,678
Net loss attributable to noncontrolling interests	4,287	4,143	574
Net income attributable to ordinary shareholders of the Company	934,109	1,164,287	161,252
Net income per ordinary share attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	2.89	3.73	0.52
Diluted	2.82	3.65	0.51

Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	5.78	7.46	1.04
Diluted	5.64	7.30	1.02

Weighted average shares used in calculating net income per ordinary share
Basic	322,859,462	312,027,192	312,027,192
Diluted	331,219,266	318,915,157	318,915,157

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2023	2024	2024
	RMB	RMB	USD
Net cash provided by operating activities	1,761,091	1,958,267	271,217
Net cash used in investing activities	(3,564,207)	(3,138,175)	(434,632)
Net cash provided by financing activities	38,940	1,775,409	245,891
Effect of foreign exchange rate changes	(2,843)	2,095	290
Net (decrease) increase in cash and cash equivalents	(1,767,019)	597,596	82,766
Cash, cash equivalents, and restricted cash, beginning of period	10,512,363	7,558,997	1,046,909
Cash, cash equivalents, and restricted cash, end of period	8,745,344	8,156,593	1,129,675

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Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2023	2024	2024
	RMB	RMB	USD
Net income	929,822	1,160,144	160,678
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(2,808)	2,010	278
Other comprehensive (loss) income	(2,808)	2,010	278
Total comprehensive income	927,014	1,162,154	160,956
Comprehensive loss attributable to noncontrolling interests	4,287	4,143	574
Comprehensive income attributable to ordinary shareholders	931,301	1,166,297	161,530

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2023	2024	2024
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	929,822	1,160,144	160,678
Add: Share-based compensation expenses	46,496	44,645	6,183
Non-GAAP net income	976,318	1,204,789	166,861
GAAP net income margin	25.8%	27.9%
Non-GAAP net income margin	27.1%	29.0%

Net income attributable to shareholders of Qifu Technology, Inc.	934,109	1,164,287	161,252
Add: Share-based compensation expenses	46,496	44,645	6,183
Non-GAAP net income attributable to shareholders of Qifu Technology, Inc.	980,605	1,208,932	167,435
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	165,609,633	159,457,579	159,457,579
Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. - diluted	5.64	7.30	1.02
Non-GAAP net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. - diluted	5.92	7.58	1.05

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,007,030	1,364,101	188,926
Add: Share-based compensation expenses	46,496	44,645	6,183
Non-GAAP Income from operations	1,053,526	1,408,746	195,109
GAAP operating margin	28.0%	32.8%
Non-GAAP operating margin	29.3%	33.9%

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